P.E. 3/23/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15006468

March 25, 2015

Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 3-25-15

Re: Exxon Mobil Corporation
Incoming letter dated March 23, 2015

Dear Ms. Lamb:

This is in response to your letter dated March 23, 2015 concerning the shareholder proposal submitted to ExxonMobil by Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr., James Gillespie Blaine and Deborah Hawthorn, and by John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin and Singing Field Foundation, Inc. On March 17, 2015, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

March 23, 2015

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities and Exchange Act of 1934—Rule 14a-8
Request for Reconsideration (December 12th, 2014)
Exxon Mobil Corporation
Capital Distributions
Arjuna Capital/Baldwin Brothers Inc.

Dear Sir/Madam:

By letter dated March 17th, 2015 the Staff of the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") issued Exxon Mobil Corp. (Exxon) a no-action letter stating that the Staff would not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if Exxon were to omit a shareholder proposal (the "Proposal") submitted by Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr., James Gillespie, and Deborah Hawthorn, and by co-filers As You Sow on behalf of Martha Davis, John Fedor-Cunningham, Neva Goodwin, and Singing Field Foundation, Inc. (collectively, the "Proponents") from its 2015 proxy materials in reliance of Rule 14a-8(i)(10). The Staff indicated in its letter to Exxon that there appeared to be some basis for Exxon's view that "ExxonMobil's policies, practices and procedures compare favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal."

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that, pursuant to 17 CFR 202.1 (d), the matter be presented to the Commission for its consideration. In that case, this letter seeks full Commission review, pursuant to Rule 202.1(d), 17 C.F.R. 202.(1)(d), of the Staff's grant of the above-referenced no-action letter, as the Proponents strongly disagree with the analysis presented and conclusion drawn. Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex."

Please note the following:

> The Company has not substantially implemented the Proposal to "commit to increasing the amount authorized for capital distributions to shareholders" in the most recent relevant period. **In 2014, total capital distributions, dividends and share repurchases fell -9%.** Further, in Q1 2015, Bloomberg consensus estimates project flat dividends quarter over quarter and share repurchases have been cut by two thirds, decreasing *total* estimated capital returned to shareholders by ~33%. JP Morgan projects 2015 capital distributions to fall by ~35%. **Considering dividends alone, without considering share repurchases, as a basis to grant the Company a no-action letter relies on an incomplete analysis of capital distributions.** The Company's argument that past actions substantially implement the Proposal are insufficient to meet the Company's burden on its face, as it has been multiple years since total capital distributions have increased. If the Company's argument is that the Proposal will be substantially implemented in the future, the Staff has been clear that future reports cannot satisfy the rule *The J.M. Smucker Company*, (May 9, 2011).

The Company's "long-standing capital allocation strategy" in no way demonstrates "that it already has taken actions to address the underlying concerns and essential objectives of [the] shareholder proposal" which is to increase the amount authorized for capital distributions to shareholders in light of the articulated risks. In contrast to *General Electric Co.* (Recon.)(avail. Feb. 29, 2012) where the Company actually "reexamined its dividend policy" and thus substantially implemented the Proposal, here we asked the Company to commit to increase the amount authorized for capital distributions. On its face, that commitment has not been made. Though the company said it already has and applies a process for balancing capital expenditures and capital distributions, the proposal asks shareholders to weigh in whether or not capital distributions should go up based on the risks articulated in the proposal, regardless of the Company's internal assessment of those risks. Clearly the company's reported actions have not implemented that request.

In light of the above, the Staff's decision, as written, appears to preclude a shareholder's right to ask for an increase in capital distributions at companies that either have a dividend "policy" in place or increase dividends while simultaneously cutting share buybacks, effectively decreasing total capital distributions. Further, even if Exxon had increased capital distributions over the last year, which it has not, **shareholders should have the right to ask for an increase above and beyond current Company capital distributions.** The Staff's decision places shareholders' right to ask a company to increase capital distributions at jeopardy. If simply increasing dividends in small incremental amounts each year (which is companies' preferred strategy, so as not to appear financially vulnerable to investors) protects a company from shareholder proposals under the Staff's ruling, then most companies that issue dividends would be immune to a proposal and vote on the issue even where share buybacks had been reduced dramatically.

This issue is a matter of substantial importance. The SEC's novel interpretation as described above fundamentally changes shareholder's right to request an increase in the amount authorized for capital distributions to shareholders. The Proponents' Reconsideration Request and appeal to the Commission is based on our conclusion that the Staff has failed to discern the very significant policy issues raised by the decision -- both because it **fundamentally undermines the ability of shareholders to use a Rule 14a-8 proposal to request an increase in capital distributions**, and because the **Climate Change risks underlying the capital distribution request represent a significant policy issue** of great interest and concern to shareholders, the media and policymakers.

As we understand it from speaking with the Staff, it is unlikely that the Staff or Commission will grant an appeal if the Company has already gone to print with their Proxy. The Company told us they were going to print March 17th, 2015. We did not receive the decision letter until the March 18th, 2015, although it was dated March 17th, 2015, effectively removing our right to appeal the decision. Given the timing unfairly favors the Company, we request that the Staff and Commission rule on the merits of the argument, not the timing, even if it means that it won't effect what happens on the proxy this year.

Please contact me if you have any questions or would like additional information at natasha@arjuna-capital.com or 978-578-4123.

Thank you for your consideration on this important matter.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement, Arjuna Capital